UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No. _)

TRUECAR INC.
(Name of issuer)

Common Stock
(Title of class of securities)

89785L107
(CUSIP number)

May 16, 2014
(Date of event that requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [X] Rule 13d-1(b) (amendment under 13d-2(b))
  Rule 13d-1(c)
  Rule 13d-1(d)

________________________________
1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 89785L107	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). United Services Automobile Association
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) 
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION state of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 17,065,694
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 17,065,694
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,065,694
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.02%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 89785L107	Page 3 of 5 Pages

SCHEDULE 13G

ITEM 1.

(a)           Name of Issuer:

           TRUECAR INC

(b)           Address of Issuer's Principal Executive Offices:

TrueCar, Inc.
120 Broadway, Suite 200
                Santa Monica, CA 90401

ITEM 2.

(a)           Names of Person Filing:

United Services Automobile Association

(b)           Address of Principal Business Office, of if None, Residence:

9800 Fredericksburg Road
San Antonio, Texas 78288

(c)           Citizenship:

Texas

(d)           Title of Class of Securities:

Common Stock

(e)           CUSIP Number:

89785L107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)       [_]         Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)       [_]         Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)       [X]         Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)       [ ]         An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)       [X]         An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)       [X]         A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)       [_]         A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12
U.S.C. 1813);
(i)       [_]         A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)       [_]         Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No. 89785L107	Page 4 of 5 Pages

SCHEDULE 13G

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount Beneficially Owned:

17,065,694

(b)  Percent of Class:

24.02%

(c)  Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 17,065,694

(ii)	shared power to vote or to direct the vote: None

(iii)	sole power to dispose or to direct the disposition of: 17,065,694

(iv)	shared power to dispose or to direct the disposition of: None

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

At May 16, 2014, United Services Automobile Association (USAA), an insurance company as defined in Section 3(a)(19) of the Act, was the beneficial owner of 17,065,694 shares of common stock of TrueCar, Inc. The filing of this Schedule 13G shall not be construed as an admission that any reporting person or its  affiliates is for purposes of Section 13(d) or 13(g) of the Securities  Exchange Act of 1934, the beneficial owner of any securities covered by this  Section 13G.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

CUSIP No. 89785L107	Page 5 of 5 Pages

SCHEDULE 13G

Item 10.                       CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: June 10, 2014

UNITED SERVICES AUTOMOBILE ASSOCIATION

By:	/S/ MARTHA LEIPER
Name:  Martha Leiper
Title:    Senior Vice President and Chief
             Investment Officer